SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C.  20549

             Under the Securities Exchange Act of 1934


                           SCHEDULE 13D
                         Amendment No. 6


                          CLYDE WM. ENGLE
                (Name of person(s) filing Statement)




              ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.
                         (Name of Issuer)



              Common Stock, $.03 par value per share
                  (Title of class of securities)



                             774678 40 3
                           (CUSIP Number)




                                                   Clyde Wm. Engle
                      4433 West Touhy Avenue
              Lincolnwood, Illinois 60712  (847)675-2800
           (Name, address and telephone number of person authorized to receive notices and communications)



                          December 27, 1999
      (Date of event which requires filing of this Statement)

 1.   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

          CLYDE WM. ENGLE

 2.   Check the Appropriate Box if a Member of a Group      (a) []
                                                            (b) []

 3.   SEC Use Only

 4.   Source of Funds

          PF

 5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [XX ]

 6.   Citizenship or Place of Organization

          USA

 7.   Sole Voting Power

          344,587 Common Shares

 8.   Shared Voting Power

          N/A

 9.   Sole Dispositive Power

          344,587 Common Shares

 10.  Shared Dispositive Power

          N/A

 11.  Aggregate Amount Beneficially Owned By Each Reporting Person

          344,587 Common Shares

12.  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares [XX]

 13.  Percent of Class Represented By Amount in Row (11)

          13.26%

 14.  Type of Reporting Person

          IN

 ITEM 1.   Security and Issuer.

          The title of the class of equity securities to which this statement relates is the shares of common stock, $.03 par value per share. The name and address of the issuer of such securities is Rocky Mountain Chocolate Factory, Inc. ("Rocky Mountain"), 265 Turner Drive, Durango, Colorado 81301.

 ITEM 2.   Identity and Background

     (a)(b)(c) Clyde Wm. Engle, 4433 West Touhy Avenue, Lincoln-wood, Illinois 60712, is Chairman of the Board of Directors and Chief Executive Officer of RDIS Corporation, Chairman of the Board of Directors, President and Chief Executive Officer of Telco Capital Corporation, Chairman of the Board of Directors and
Chief Executive Officer of Sunstates Corporation, Chairman of the Board, President and Chief Executive Officer of GSC Enterprises, Inc. and Chairman of the Board and President of its subsidiary, Bank of Lincolnwood.

    (d(e)Except as set forth below, Mr. Engle has not during the past five years been convicted in a criminal proceeding of any sort (excluding traffic violations and similar misdemeanors), or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating actions subject to, federal or state securities laws or finding any violation with respect to such laws.

       Mr. Engle is subject of a Cease and Desist order dated October 7, 1993, issued by the Securities and Exchange Commission (the "Commission") requiring him and certain of his affiliates to permanently cease and desist from committing any further violations of Section l6(a) of the Securities Exchange
Act of l934 as amended and the rules promulgated thereunder, which requires monthly and other periodic reports of transactions in certain securities. The Commission found some of the reports of such transactions to have been filed delinquently although many of these transactions were between affiliated entities or had been publicly reported in other reports filed with the Commission or had been otherwise publicly announced.

 ITEM 3 Source and Amount of Funds or Other Consideration.

               Mr. Engle purchased the subject shares out of personal funds.

 ITEM 4.  Purpose of Transaction.

         The purpose of purchases of securities of Rocky Mountain by Mr. Engle is for investment.

         Mr. Engle intends to review continuously his position in Rocky Mountain and may, depending upon his evaluation of Rocky Mountain's business and prospects as well as upon future developments and upon price, availability of shares and other factors, determine to increase, decrease or eliminate his position in Rocky Mountain.

          Mr. Engle is not considering any plans or proposals which relate to or would result in:(a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving Rocky Mountain or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Rocky Mountain or any of its subsidiaries;(d) any change in Rocky Mountain's Board of Directors or management; (e) any material change in the present capitalization or dividend policy of Rocky Mountain; (f) any material change in Rocky Mountain's business, corporate structure, charter or by-laws; (g) any change which would impede the acquisition of control of Rocky Mountain by any person; (h) any class of securities of Rocky Mountain being delisted or ceasing to be authorized to be quoted; (i) Rocky Mountain common stock being eligible for termination of registration under Sec. 12(g)(4) of the Securities Exchange Act of l934; or (j) any action similar to those enumerated above.

 ITEM 5.  Interest in Securities of the Issuer.

     (a) Mr. Engle owns directly 215,857 shares of common stock of Rocky Mountain, and in addition owns indirectly 128,730 shares through an affiliated company.
          (b) In addition to the shares owned by Mr. Engle, a further 10,000 shares of Rocky Mountain common stock are owned beneficially by members of Mr. Engle's immediate family; Mr. Engle disclaims any beneficial interest in these shares.


         (c) During the past 60 days, Mr. Engle acquired shares of Rocky Mountain Chocolate Factory common stock on the dates and for the consideration set forth below:

                  No.of Shares      Price   Date              Transaction
                  100,500      $5.75                 Dec 27   Private purchase
                   10,000           5.4313  Dec 15   Open Mkt purchase
                    5,000           5.5              Dec 16   Open Mkt purchase
                    2,900           5.24             Dec 28   Open Mkt purchase
                    2,000           5.25             Dec 29   Open Mkt purchase
                    1,100           5.25             Dec 31   Open Mkt purchase


ITEM 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer.

          NONE

 ITEM 7.  Materials to be Filed as Exhibits.

          (a)   NONE


                              SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 6, 2000





                              CLYDE WM. ENGLE

                              /S/ CLYDE WM. ENGLE